UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934
THOMSON REUTERS CORPORATION
THOMSON REUTERS PLC
(Name of Issuer)
COMMON SHARES OF THOMSON REUTERS CORPORATION
ORDINARY SHARES OF THOMSON REUTERS PLC
AMERICAN DEPOSITARY SHARES OF THOMSON REUTERS PLC
(Title of Class of Securities)
884903 10 5
G8847Z 105
885141 101
(CUSIP Number)
Deborah Alexander, Esq.
Executive Vice President
General Counsel and Secretary
The Bank of Nova Scotia
Scotia Plaza
44 King Street West
Toronto, ON M5H 1H1
+1 416 866 6967
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 12, 2008 (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

Explanatory Note
This Schedule 13D amends and restates the Schedule 13D filed by The Bank of Nova Scotia Trust Company (the “Trust Company”) and The Bank of Nova Scotia (the “Bank”) on October 1, 2008 relating to Thomson Reuters Corporation and Thomson Reuters PLC.
The Trust Company became Trustee in the ordinary course of its corporate trust business and not with any purpose or effect of changing or influencing control of Thomson Reuters. Each of the Bank and the Trust Company are subject to foreign regulatory schemes substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution and now qualify under Rule 13d-1(b) to make this filing on the short-form Schedule 13G, as a similarly situated U.S. institution would have done. Accordingly, in lieu of any further amendments to their Schedule 13D, the Bank and Trust Company have filed a Schedule 13G on December 16, 2008.

ITEM 1.	SECURITY AND ISSUER.
This Schedule 13D relates to the Common Shares and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares). The principal executive office of Thomson Reuters is located at 3 Times Square in New York, New York.

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is being filed by the Bank and the Bank’s subsidiary, the Trust Company, 44 King Street West Toronto, ON M5H 1H1. The Bank and the Trust Company are filing this Schedule 13D because the Trust Company is trustee of a trust which forms part of the estate arrangements of Kenneth R. Thomson.

ITEM 7.	EXHIBITS
(1)	Joint filing agreement between the Bank and the Trust Company.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  December 17, 2008

THE BANK OF NOVA SCOTIA
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Title:	Executive Vice President, General Counsel and Secretary

THE BANK OF NOVA SCOTIA TRUST COMPANY
By:	/s/ M. Anthony Lalonde
	Name:	M. Anthony Lalonde
	Title:	Chief Compliance Officer

JOINT FILING AGREEMENT
     The undersigned persons, on December 17, 2008, agree and consent to the joint filing on their behalf of this Schedule 13D in respect of the Common Shares of Thomson Reuters Corporation and Ordinary Shares (including Ordinary Shares underlying American Depositary Shares) of Thomson Reuters PLC.

The Bank of Nova Scotia
By:	/s/ Deborah Alexander
	Name:	Deborah Alexander
	Office:	Executive Vice-President, General Counsel and Secretary

The Bank of Nova Scotia Trust Company
By:	/s/ M. Anthony Lalonde
	Name:	M. Anthony Lalonde
	Office:	Chief Compliance Officer

By:	/s/ Gerald Owen
	Name:	Gerald Owen
	Office:	Managing Director and Head of Estates and Trusts, Scotiatrust